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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b)

                        (Amendment No. __) *


                   First Federal Bancorporation
        --------------------------------------------------
                        (Name of Issuer)


                           Common Stock
        --------------------------------------------------
                  (Title of Class of Securities)


                           319979100
                     --------------------
                        (CUSIP Number)


                          November 21, 1999
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   Page 1 of 5 pages
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CUSIP NO. 319979100              13G          PAGE 2 OF 5 PAGES


1.   NAMES OF REPORTING PERSONS:  William R. Belford

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER                  155,648

6.   SHARED VOTING POWER                 13,149

7.   SOLE DISPOSITIVE POWER             155,648

8.   SHARED DISPOSITIVE POWER            13,149

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       168,797

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   11.20

12.  TYPE OF REPORTING PERSON*   IN


               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 319979100              13G          PAGE 3 OF 5 PAGES


          Securities and Exchange Commission
                Washington, D.C.  20549

ITEM 1(a) NAME OF ISSUER.
     First Federal Bancorporation

ITEM 1(a) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
     214 5th Street
     Bemidji, Minnesota  56601

ITEM 2(a) NAME OF PERSON(S) FILING.
     William R. Belford

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE.
     Same as Item 1(b).

ITEM 2(c) CITIZENSHIP.
     United States

ITEM 2(d) TITLE OF CLASS OF SECURITIES.
     Common Stock, par value $.01 per share per share.

ITEM 2(E) CUSIP NUMBER.
     319979100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-
        1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON
        FILING IS A:
     Not applicable.

ITEM 4.   OWNERSHIP.
     (a)  Amount Beneficially Owned:    168,797

     (b)  Percent of Class:   11.20

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:
                 155,648

          (ii)   Shared power to vote or direct the vote:
                 13,149

          (iii)  Sole power to dispose or to direct the
                 disposition of:    155,648

          (iv) Shared power to dispose or to direct the disposition of: 13,149

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CUSIP NO. 319979100      13G                   PAGE 4 OF 5 PAGES


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.
     No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares held by the reporting person.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

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CUSIP NO. 319979100      13G                 PAGE 5 OF 5 PAGES


ITEM 10.  CERTIFICATION.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ William R. Belford                  December 27, 1999
-----------------------------------     ------------------
William R. Belford, as Individual                 Date
     Stockholder